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                                                                  Exhibit 2


                                                PRIVILEGED AND CONFIDENTIAL

September 25, 1995


Board of Directors
SCOR U.S. Corporation
Two World Trade Center, 23rd Floor
New York, NY 10048-0178

Dear Sirs,


On behalf of SCOR S.A. ("Parent"), I am pleased to make a proposal to acquire all of the outstanding shares of common stock, par value $0.30 per share (the "Common Stock"), of SCOR U.S. Corporation (the "Company") not currently owned by Parent at a price of $14 per share in cash.

As you know, Parent has owned a substantial majority of the outstanding shares of Common Stock since before the public offering by the Company of its Common Stock in 1986, and Parent currently owns approximately 80% of the Company's outstanding Common Stock. Parent believes it would be in the mutual best interest of Parent, the Company and the shareholders of the Company for Parent to acquire the shares of Common Stock that it does not already own on the terms and conditions set forth in this letter. Accordingly, Parent hereby submits for your consideration the following proposal.

Parent is prepared to enter into a merger agreement pursuant to which a newly organized United States subsidiary of Parent would acquire all issued and outstanding shares of Common Stock that are not currently directly or indirectly owned by Parent at a price of $14 per share in cash. The merger agreement could be in a form customary for transactions of this type. Our proposal presumes that there has been no material adverse change since June 30, 1995 in the results of operations, business or financial condition of the Company and its subsidiaries taken together.

The transactions contemplated by this proposal would also give the holders of the Company's outstanding 5 1/4% Convertible Subordinated Debentures due April 1, 2000 (the "Debentures") the right to require the Company to repurchase the Debentures at a repurchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest to the date of such repurchase.

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We believe that this proposal is fair to the minority stockholders of the
Company. It provides a substantial premium to current market prices to holders of the Company's Common Stock and enables the Company's shareholders to receive cash for their shareholdings now at a premium per share price which they are unable to recognize in the market.

The $14 offer price represents a premium of 59.5% over the weighted average of the market price of the Company's Common Stock during the period from January 1, 1995 to September 15, 1995, a premium of 24.4% over the market price of the Company's Common Stock as of September 19, 1995, a multiple of
18.7 times the latest twelve months' income and a multiple of 15.9 times publicly forecasted earnings per share for 1995.

We are in a position to proceed on an expedited basis and urge that the Company act responsibly and, in order to minimize uncertainty, as quickly as possible, in considering our proposal. We expect that the directors of the Company who are not affiliated with Parent may wish to engage independent legal and financial advisors. If that is so, we would request that they do so quickly.

We would like to make it clear that Parent's interest in the Company is not for sale and thus this proposal is not made in view of the sale of the Company to a third party.

We welcome the opportunity to meet with the Directors and further outline our proposal at Director's meetings to be held on September 28 and 29.



Sincerely yours,


/s/ Jacques Blondeau
Jacques Blondeau